UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 30, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

Investor Relations Tel. +41-44-234 41 00	Media Relations Tel. +41-44-234 85 00

30 October 2012

News Release

UBS announces strategic acceleration from a position of strength

•	UBS reinforces commitment to deliver more sustainable and attractive returns; significantly reshaping its Investment Bank

•	Group Basel III RWAs¹ targeted to be reduced further to below CHF 200 billion by end 2017; Investment Bank will operate with Basel III RWAs of less than CHF 70 billion effective 1.1.13

•	Group-wide efficiencies targeting incremental CHF 3.4 billion annual cost savings with total savings of CHF 5.4 billion by 2015; UBS investing CHF 1.5 billion across all of its business divisions

•	With immediate effect, Andrea Orcel to lead the Investment Bank; Carsten Kengeter to step down from Group Executive Board and lead management of exited Investment Bank businesses and positions

Zurich/Basel, 30 October 2012 – Today, UBS announced a significant acceleration in the implementation of its strategy to transform the firm and create the UBS of the future. Building on the progress it has made in the last 12 months, UBS will achieve this transformation by further sharpening its focus in the Investment Bank. By concentrating on its traditional strengths in advisory, research, equities, FX and precious metals and by exiting business lines, predominantly those in fixed income that have been rendered uneconomical by changes in regulation and market developments, UBS will reduce costs significantly while driving further efficiencies across the Group more rapidly. By 2015, UBS is likely to have a headcount of around 54,000. As a result of these actions UBS will be unique in the banking industry – it will be less capital and balance-sheet intensive, highly cash flow generative, more focused on serving its clients and capable of maximizing value for its employees and shareholders.

UBS aims to deliver progressive capital returns to its shareholders until it achieves its future capital plans. Thereafter, UBS believes it can sustain and grow its businesses while maintaining a total payout ratio of 50% or more.

Group CEO Sergio P. Ermotti said, “The strong progress we have made over the last 12 months allows us to begin implementing this next phase of our strategy. We are ahead of schedule in our plans to build additional capital strength and reduce both costs and risk-weighted assets. The opportunity we have today to accelerate the transformation of our firm is one that I believe is unique – and one that will allow us to continue to unlock the full potential of our franchise.”

Reshaping UBS Investment Bank by building on its core strengths

UBS’s Investment Bank will be focused on its traditional strengths in advisory, research, equities, FX and precious metals. In order to be successful, the Investment Bank must first be strong and successful in meeting the needs of its clients. It will continue to serve its corporate, sovereign, institutional and financial sponsor clients. It must also support sustained growth in the Group by acting as a strong partner to all of UBS’s business divisions including Wealth Management. Achieving this will give the Group a competitive advantage.

UBS AG, News Release, 30 October 2012	Page 1 of 5

The Investment Bank will continue to have a critical role and will consist of two core client segments. The first is Corporate Client Solutions, which includes all advisory and solutions businesses plus execution that involves corporate, financial institutions and sponsor clients. UBS will continue to add value through advice and delivery of bespoke solutions. This is expected to generate around one-third of the Investment Bank’s revenues and utilize around 15% of its Basel III RWAs. Investor Client Solutions includes execution, distribution and trading for institutional investors, and will provide support to UBS’s wealth management businesses. It will comprise UBS’s leading equities businesses, FX, and precious metals. In flow rates and credit, we will maintain risk facilitation capabilities aligned to our Debt Capital Market and wealth management franchises. Investor Client Solutions is expected to generate two-thirds of the Investment Bank’s revenues and utilize around 85% of its Basel III RWAs. UBS’s Investment Bank is the first capital-light Basel III compliant bank and UBS expects it will deliver returns well in excess of its cost of capital.

The lines of business to be exited will include many that do not meet their cost of capital sustainably or are in areas with high operational complexity or long tail risks likely to weigh on future returns. Exited businesses and positions will be transferred to, and reported in, the Corporate Center from the first quarter of 2013. An experienced team, led by Carsten Kengeter, has been appointed to manage the exited businesses and positions to optimize risk and returns over time. This team will manage the sale or exit of these positions within the robust oversight structure that has successfully supported our risk-weighted asset reduction in the Legacy Portfolio.

We remain fully committed to our clients and businesses in Switzerland and they are unaffected by these announcements.

With immediate effect, Andrea Orcel will become the Chief Executive Officer of UBS’s Investment Bank. Carsten Kengeter will step down from the Group Executive Board and will be responsible for the successful management of the exited Investment Bank businesses and positions. He will report to the Group CEO.

Group CEO Sergio P. Ermotti said, “We will continue to deliver the very best of UBS to all our clients and, to support this, over the next three years, we will make investments totaling CHF 1.5 billion across all of our businesses. The Investment Bank will continue to be a significant global player in its core businesses, and we intend to forcefully compete to increase our market share in these areas of strength.”

UBS will expand its Group-wide efficiencies and free up resources to make investments to support growth across the firm. These programs will enable UBS to service its clients with greater agility and effectiveness, improving product quality and speed to market. For the Group as a whole, UBS will continue to strengthen its risk control, compliance and regulatory functions. UBS is targeting total cost savings of CHF 5.4 billion including incremental cost savings of CHF 3.4 billion above the CHF 2 billion cost savings program announced in August 2011. These changes will take three years to fully implement and UBS anticipates restructuring charges of CHF 3.3 billion over the same period.

Savings will be achieved as a result of the actions UBS is taking in its Investment Bank, as well as further Group wide efficiency measures. The complete exit of business lines from the Investment Bank will eliminate associated front-to-back costs. Further, the Investment Bank’s reduced complexity and size will also enable a simplification of the Group as a whole, including the Corporate Center, where excess management layers will be removed and spans of control increased. A reduced real estate footprint and more focused technology requirements will also lower costs. This will be supported by the launch of an independent buying entity which will gain further efficiencies. Finally, UBS will implement lean front-to-back processes across the bank and simplify its product portfolio and production processes. As a consequence, in 2015 UBS expects its headcount to be around 54,000 compared with approximately 64,000 today.

UBS AG, News Release, 30 October 2012	Page 2 of 5

Group CEO Sergio P. Ermotti said, “This decision has been a difficult one, particularly in a business such as ours that is all about its people. Some reductions will result from natural attrition and we will take whatever measures we can to mitigate the overall effect. Throughout the process we will ensure that our people will be supported and treated with care.”

UBS is firmly committed to return capital to its shareholders. UBS began its program with a dividend of CHF 0.10 per share for the financial year 2011. Share dividend payouts are predicated on UBS meeting its capital targets. From this point onwards, UBS will implement an attractive capital return program. UBS will have the flexibility to determine a baseline dividend set at a sustainable level, regardless of the normal economic fluctuations. In addition, UBS intends to add supplementary capital returns, which take into account its need for investment and any counter cyclical buffer it chooses to maintain for a more challenging economic environment. UBS believes it can sustain and grow its future business organically with a total payout ratio of 50% or more, taking into account the baseline dividend and any supplementary payments it may make.

¹The calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA, a revised treatment for low-rated securitization exposures which are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models still require regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced.

Key performance targets¹

Group

•	Basel III RWAs reduced to CHF 200 billion by end 2017

•	Funded balance sheet² reduction: approximately CHF 300 billion by end of 2015

•	Basel III common equity tier 1 ratio fully applied: 11.5% in 2013; 13% in 2014

•	Cost / income ratio: 60-70% from 2015

•	Return on equity: at least 15% from 2015

Wealth Management

•	NNM growth rate: 3-5%

•	Gross margin: 95-105 bps

•	Cost / income ratio: 60-70%

Wealth Management Americas

•	NNM growth rate: 2-4%

•	Gross margin: 75-85 bps

•	Cost / income ratio: 80-90%

Retail & Corporate

•	Net new business volume growth: 1-4%

•	Net interest margin: 140-180 bps

•	Cost / income ratio: 50-60%

Global Asset Management

•	NNM growth rate: 3-5%

•	Gross margin: 32-38 bps

•	Cost / income ratio: 60-70%

Investment Bank

•	Annual pre-tax return on attributed equity: more than 15% effective 1.1.13

UBS AG, News Release, 30 October 2012	Page 3 of 5

•	Cost / income ratio: 65-85% effective 1.1.13

•	Basel III risk-weighted assets: less than CHF 70 billion effective 1.1.13

Legacy Portfolio—Basel III risk-weighted assets

•	End 2013: approximately CHF 85 billion

•	End 2015: approximately CHF 55 billion

•	End 2017: approximately CHF 25 billion

¹ Excluding own credit and significant non-recurring items (e.g., restructuring costs) unless otherwise stated; target assumes constant FX rates; effective immediately unless otherwise stated. ²Funded balance sheet defined as total assets minus replacement values.

Significant additional disclosures

•

Group Basel III RWA—targeted to below CHF 250 billion by end 2013, below CHF 225 billion by end 2015 and below CHF 200 billion by end 2017. The Investment Bank will account for less than CHF 70 billion of this, a reduction of around CHF 90 billion from today

•	Basel III capital ratios—UBS expects to achieve fully applied Basel III CET 1 ratio of 11.5% in 2013

•	UBS’s Basel III total capital requirements are expected to decline to 17.5%, down from 19%[1] reflecting targeted reductions in risk-weighted assets and balance sheet[2]

•	As a result of targeted balance sheet reductions UBS anticipates a 30% reduction in its funding requirements. Lower funding requirements will allow UBS to buy back debt

•	Group RoE expected to average in the mid-single digits in 2013 and 2014[3]

¹ Based on Swiss capital adequacy ordinance. 2Balance sheet exposures net of specific provisions, derivative exposure netting and repurchase agreements; adjustments for OTC derivatives, off-balance sheet commitments and contingent liabilities; estimated total capital requirement of 17.5% does not take into account any potential rebate subject to measures taken to improve resolvability. ³As reported.

News release available at www.ubs.com/media and www.ubs.com/investors.

UBS AG

Investor contact

Switzerland:	+41-44-234 41 00

Media contact

Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com

UBS AG, News Release, 30 October 2012	Page 4 of 5

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the degree to which UBS is successful in effecting its announced strategic plans and related organizational changes, in particular its plans to transform its Investment Bank, its efficiency initiatives and its planned reduction in Basel III risk-weighted assets, and whether in each case those plans and changes will, when implemented, have the effects intended; (2) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) changes in financial legislation and regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (6) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including those that may arise from the ongoing investigations relating to the setting of LIBOR and other reference rates, from market events and losses incurred by clients and counterparties during the financial crisis of 2007 to 2009, and from the unauthorized trading incident announced in September 2011; (7) the effects on UBS’s cross-border banking business of tax treaties negotiated or under discussion between Switzerland and other countries and future tax or regulatory developments; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (13) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding

Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG, News Release, 30 October 2012	Page 5 of 5

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: October 30, 2012